UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2011

Compugen Ltd.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

EXPLANATORY NOTE

Compugen Ltd. (the “Registrant”) is furnishing on this Form 6-K the following document:

Exhibit No.	Document

1	Funding Agreement, dated as of December 20, 2011, by and between the Registrant and Baize Investments (Israel) Ltd.1

This report on Form 6-K, including the Exhibit hereto, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (Registration No. 333-171655), as amended and supplemented from time to time.

1 Application has been made with the Securities and Exchange Commission to seek confidential treatment with respect to certain provisions in this agreement.  Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPUGEN LTD. (Registrant)

By:	/s/ Tami Fishman Jutkowitz
Name: Tami Fishman Jutkowitz
Title: General Counsel

Date: December 22, 2011

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